

March 6, 2012

Via E-mail
Mr. Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051, Japan

> **Re:** **Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2011**
> **Filed July 19, 2011**
> **File No. 000-30204**

Dear Mr. Watai:

We have reviewed your letter dated February 13, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 13, 2012.

Form 20-F for the Year Ended March 31, 2011

Item 18. Financial Statements

Note 17. Commitments and Contingent Liabilities, page F-48

1. We note your response to prior comment 4. Please confirm that your disclosure will also state that the global settlement requires no financial obligation from the company. Additionally, please disclose that there is not a reasonable possibility that a loss may be incurred for your class action lawsuit, if true.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Brian D. Wessel
        Sullivan & Cromwell LLP